SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. __ )(1)


                              TAG-IT PACIFIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   873774103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              RONALD L. FEIN, ESQ.
                           STUTMAN, TREISTER & GLATT
                       3699 WILSHIRE BOULEVARD, SUITE 900
                       LOS ANGELES, CALIFORNIA 90010-2739
                                  213-251-5100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               DECEMBER 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               Page 1 of 6 Pages

CUSIP No.109502 10 4                 13D                     Page 2 of 6 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        HARRIS TOIBB, ###-##-####

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             259,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                        266,666 SHARES OF COMMON STOCK AND 133,332 SHARES OF
  OWNED BY              COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        658,998

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.51%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

CUSIP No.109502 10 4                 13D                     Page 3 of 6 Pages
________________________________________________________________________________

                            STATEMENT TO SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D is filed in respect of Shares of common stock, $0.001 par value per share ("Common Stock") of Tag-It Pacific, Inc., a Delaware corporation ("Tag-It"), the principal executive offices of which are located at 21900 Burbank Boulevard, Suite 270, Woodland Hills, California 91367.

ITEM 2. IDENTITY AND BACKGROUND.

          a. The person filing this statement on Schedule 13D is Harris Toibb.

          b. Mr. Toibb's residence address is 307 21st Street, Santa Monica, California 90402.

          c. Mr. Toibb is engaged in real estate development and personal investments.

          d. Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          e. Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he has been or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          f. Mr. Toibb is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS.

          Mr. Toibb made a series of open market purchases utilizing personal funds between June 1997 and June 2001 aggregating a total of 259,000 shares of Common Stock for an aggregate purchase price of $1,101,066.84 (the "Open Market Purchases"). Mr. Toibb entered into that certain Stock and Warrant Purchase Agreement by and between Tag-It and Mr. Toibb as investor (the "Purchase Agreement") dated December 28, 2001, pursuant to which he purchased 266,666 shares of Common Stock at a price per share of $3.00 for an aggregate purchase price of $799,998, and was issued warrants. The warrants, which consist of 66,666 A Warrants and 66,666 B Warrants, are immediately exercisable for a term of four (4) years ("Warrants"). The A Warrants are currently exercisable at $4.34 per share and the B Warrants are currently exercisable at $4.73 per share. In addition, the Purchase Agreement contemplates a second closing, subject to certain conditions, to occur on October 1, 2002, for the purchase of an additional 400,000 shares at $3.00 per share, and the issuance of 100,000 A Warrants at a price per share of $4.34 and 100,000 B Warrants at a price per share of $4.73.


                               Page 3 of 6 Pages

          Pursuant to the Purchase Agreement, the shares of Common Stock and the Warrants were purchased directly from the Issuer in a transaction not involving a public offering.

ITEM 4. PURPOSE OF TRANSACTION.

          Mr. Toibb purchased the Common Stock in the Open Market Purchases for investment purposes. Mr. Toibb purchased the Stock and the Warrants for investment purposes and, upon the exercise of the Warrants, in whole or in part, the Common Stock thereby acquired by Mr. Toibb, Mr. Toibb presently intends to be, for investment purposes.

          Mr. Toibb presently does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j).

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

          a. Mr. Toibb beneficially owns 658,998 shares of Common Stock. Mr. Toibb's ownership represents 7.51% of the Common Stock issued and outstanding.

          b. Mr. Toibb has sole voting and dispositive power with respect to 658,998 shares of the Common Stock and has entered into a Stockholders Agreement described in Item 6 below.

          c. Mr. Toibb entered into the Purchase Agreement by and between Tag-It and Mr. Toibb, which contemplates the purchase by Mr. Toibb from Tag-It of shares of Common Stock together with Warrants. The agreement contemplates a second closing, subject to certain conditions, to occur in October, 2002.

          d. None

          e. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On December 28, 2001, Tag-It and Mr. Toibb entered into a Stockholders Agreement which included among other terms, a voting limitation and proxy provision. This agreement does not affect the 259,000 shares that were preciously purchased by Mr. Toibb in the open market. The provision sets forth that Mr. Toibb will not, until the first anniversary of the issue date of the purchased shares of Common Stock (the "Purchased Shares"), vote the Purchased Shares or the shares issued upon exercise of the Warrants (the "Warrant Shares") on any matter to which he is entitled to vote at a meeting of stockholders, including without limitation, in the election of directors, unless instructed by the Board of Directors of Tag-It to do so. If so instructed by the Board of Directors to vote such, Mr. Toibb has agreed to


                               Page 4 of 6 Pages
          vote only in the manner as so instructed. In addition, Mr. Toibb has agreed, unless otherwise instructed by the Board of Directors, to attend or be represented by proxy at all special and annual meetings such that the Purchased Shares and the Warrant Shares, when issued, are present at the meeting for determining the presence of a quorum.

ITEM 7. EXHIBITS.

          The Stockholders Agreement is attached hereto as an Exhibit.


                               Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 January 9, 2002

                                        /S/ HARRIS TOIBB
                                 ----------------------------------
                                   Harris Toibb, an Individual



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                               Page 6 of 6 Pages

                                    EXHIBIT



                             STOCKHOLDERS AGREEMENT



     THIS STOCKHOLDERS AGREEMENT (this "AGREEMENT") is made and entered into as of December 28, 2001, by and between TAG-IT PACIFIC, INC., a Delaware corporation (the "Company") and Harris Toibb ("INVESTOR")

                                           RECITALS

     A. The Company and Investor are party to that certain Stock and Warrant Purchase Agreement, dated as of December 28, 2001 (the "PURCHASE AGREEMENT") which provides for, among other things, the issuance to the Investor of shares (the "PURCHASED SHARES") of common stock, par value $.001 per share, of the Company (the "COMMON STOCK") and Warrants (the "WARRANTS") to purchase additional shares of Common Stock (the "WARRANT SHARES.")

     B. The execution and delivery by the parties of this Agreement is a condition precedent to the consummation of the transactions contemplated by the Purchase Agreement.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing and of the agreements and mutual covenants contained herein, the parties hereto agree as follows:

     1. DEFINITIONS. As used in this Agreement, all capitalized terms and phrases. Including the term, "Securities," not defined herein have the meaning set forth in the Purchase Agreement.

     2. NON-TRANSFER PERIOD. Other than with respect to transfers in compliance with the transfer provisions of this Agreement (including Section 3 below) and the Purchase Agreement to an "Affiliate"(as defined below) who or which agrees to be bound by all of the transfer restrictions and other provisions set out in this Agreement, the Investor shall not sell, assign, transfer, pledge, hypothecate, gift, encumber or otherwise dispose of (or enter into any option, put, call or straddle or other agreement with respect to)(a "TRANSFER") any of the Securities during the period commencing on the date of issuance to the Investor of such Security (with respect to a Security, the "ISSUE DATE") and ending on the first anniversary of the acquisition by Investor from the Company of that Security (with respect to each such Security, the "NON-TRANSFER PERIOD"), unless the Transfer is approved in writing by the Company in its sole discretion. For purposes of this Agreement, "AFFILIATE" shall mean a person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first person and, with respect to the Investor only, the Investor's spouse and the Investor's and the Investor's spouse's parents, grandparents, brothers, sisters, children, grandchildren, nieces and nephews. "CONTROL" (including the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as a trustee or executor, or otherwise. "PERSON" means any individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government bureau or agency or other subdivision thereof or other entity of any kind or nature.

     3. PERMITTED TRANSFERS FOLLOWING NON-TRANSFER PERIOD. Following expiration of the applicable Non-Transfer Period, a Security may not be Transferred unless:

     3.1 such Transfer is made in accordance with the provisions of this Agreement and, as applicable, the Purchase Agreement and the terms of the applicable Warrant; and

     3.2 such Transfer is made pursuant to an effective registration under the Securities Act of 1933, as amended (the "SECURITIES ACT"), and any applicable state securities laws, or an exemption from such registration, and prior to any such Transfer the Investor shall give the Company (A) notice describing the manner and circumstances of the proposed Transfer and (B) if reasonably requested by the Company, a written opinion of legal counsel, which shall be reasonably satisfactory to the Company and its counsel, to the effect that the proposed Transfer of Shares may be effected without registration under the Securities Act and any applicable state securities laws. The Company shall have no obligation to register the Shares for resale under the Securities Act.

     4. SHARE CERTIFICATES. Each certificate representing the Shares shall be stamped with legends in substantially the following form:

        "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE ACT AND THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION THEREUNDER, AND THE SECURITIES LAWS OF ANY SUCH STATE."

        "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN TRANSFER LIMITATIONS AND RESTRICTIONS SET FORTH IN A STOCKHOLDERS AGREEMENT BETWEEN THE COMPANY AND THE HOLDER HEREOF, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICES OF THE COMPANY."

     5. VOTING LIMITATION; PROXY. Until the first anniversary of the Issue Date of the Purchased Shares, the Investor agrees (i) not to vote the Purchased Shares or Warrant Shares on any matter to which the Investor is entitled to vote at a meeting of the stockholders of the Company (or to express consent or dissent to corporate action in writing without a meeting), including, without limitation, in the election of directors, unless instructed by the Board of Directors of the Company to do so and, if so instructed, the Investor agrees to vote the Purchased Shares or Warrant Shares at the meeting (or express consent or dissent to corporate action in writing without a meeting) only in the manner instructed by the Board of Directors of the Company, and (ii) unless otherwise instructed by the Board of Directors of the Company, to attend or be represented by proxy at all special and annual meetings of the stockholders of the Company such that the Purchased Shares, and when issued, the Warrant Shares are present at the meeting for purposes of determining the presence of a quorum.

     6. MISCELLANEOUS.

     6.1 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed as original but all of which together shall constitute one and the same instrument.

     6.2 SEVERABILITY. Wherever possible each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement and shall be interpreted so as to be effective and valid.

     6.3 ASSIGNMENT. This Agreement shall not be assigned without the prior written consent of the parties hereto and no rights, or any direct or indirect interest herein, shall be transferable hereunder without the prior written consent of the other parties hereto.

     6.4 NOTICES. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) hand delivered, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the first business day following the date of sending by reputable courier service, fully prepaid, addressed to such address, or (c) upon actual receipt of such mailing, if mailed. The addresses for such communications shall be the addresses indicated on Schedule A to the Purchase Agreement or at such address as the Investor or permitted assignee shall have furnished to the Company in writing. The parties hereto may from time to time change their address or facsimile number for notices under this Section 6.4 by giving written notice of such changed address or facsimile number to the other parties hereto as provided in this Section 6.4.

     6.5 CONSTRUCTION AND INTERPRETATION. Should any provision of this Agreement require judicial interpretation, the parties hereto agree that the court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against one party by reason of the rule of construction that a document is to be more strictly construed against the party that itself or through its agent prepared the same, it being agreed that the Company, the Investor and their respective agents have participated in the preparation hereof.

     6.6 ENTIRE AGREEMENT. This Agreement and the other written agreements between the Company and the Investor represent the entire agreement between the parties concerning the subject matter hereof, and all oral discussions and prior agreements are merged herein; PROVIDED, if there is a conflict between this Agreement and any other document executed contemporaneously herewith with respect to the obligations described herein, the provision of this Agreement shall control.

     6.7 ARBITRATION. Any dispute or controversy other than requests for immediate equitable relief, arising under, out of, or in connection with or in relation to this Agreement, and any amendments thereto or the breach thereof, shall be determined and settled by arbitration to be held in County of Los Angeles, State of California, in accordance with the rules of the American Arbitration Association. Any award rendered therein shall be final and binding on each and all of the Parties and judgment may be entered thereon in any court of competent jurisdiction.

     6.8 COSTS AND ATTORNEYS' FEES. If any action, suit, arbitration or other proceeding is instituted to remedy, prevent or obtain relief from a default in the performance by any party to this Agreement of its obligations under this Agreement, the prevailing party (as determined by the court or other fact-finder) will be entitled to recover from the losing party all actual costs incurred in each and every such action, suit, arbitration or other proceeding, including any and all appeals or petitions therefrom, including, without limitation, reasonable attorneys' fees and disbursements.

     6.9 SPECIFIC PERFORMANCE. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other parties to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved parties shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity.

     6.10 AMENDMENT AND WAIVER. This Agreement may be amended or modified only upon the written consent of the Company and the Investor. The obligations of the Company and the rights of the Investor under the Agreement may be waived only with the written consent of the Investor.

     6.11 GOVERNING LAW. THIS AGREMEENT IS MADE AND ENTERED INTO IN THE STATE OF CALIFORNIA AND THE LAWS OF SAID STATE SHALL GOVERN THE VALIDITY AND INTERPRETATION HEREOF AND THE PERFORMANCE BY THE PARTIES HERETO OF THEIR RESPECTIVE DUTIES AND OBLIGATIONS HEREUNDER.



                    [SIGNATURES BEGIN ON THE FOLLOWING PAGE]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above-written.

                                    TAG-IT PACIFIC, INC.


                                    By          /S/ RONDA SALLMEN
                                           ------------------------------------
                                           Ronda Sallmen
                                    Title: Chief Financial Officer


                                    INVESTOR

                                        /S/ HARRIS TOIBB
                                    -------------------------------------------
                                    By:  Harris Toibb